SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*
(Amendment No. 2)*

Verso Corporation
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

92531L207
(CUSIP Number of Class of Securities)

Michael O’Donnell, Esq.
Atlas FRM LLC
100 Northfield Street
Greenwich, Connecticut 06830
Telephone: (203) 622-9138
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:
Steven A. Seidman, Esq.
Mark A. Cognetti, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099
(212) 728-8000

October 8, 2019
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 92531L207		Page 2 of 16 Pages

1	NAME OF REPORTING PERSON Lapetus Capital II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 405,004(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 405,004 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 405,004 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.17%(2)
14	TYPE OF REPORTING PERSON OO
(1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.
(2) All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,691,315 shares of Common Stock outstanding as of July 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on August 8, 2019.

SCHEDULE 13D

CUSIP No. 92531L207		Page 3 of 16 Pages

1	NAME OF REPORTING PERSON Atlas Capital Resources II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 405,004 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 405,004 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 405,004 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.17%(2)
14	TYPE OF REPORTING PERSON PN
(1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.
(2) All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,691,315 shares of Common Stock outstanding as of July 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on August 8, 2019.

SCHEDULE 13D

CUSIP No. 92531L207		Page 4 of 16 Pages

1	NAME OF REPORTING PERSON Atlas Capital GP II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 405,004 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 405,004 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 405,004 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.17%(2)
14	TYPE OF REPORTING PERSON PN
(1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.
(2) All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,691,315 shares of Common Stock outstanding as of July 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on August 8, 2019.

SCHEDULE 13D

CUSIP No. 92531L207		Page 5 of 16 Pages

1	NAME OF REPORTING PERSON Atlas Capital Resources GP II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 405,004 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 405,004 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 405,004 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.17%(2)
14	TYPE OF REPORTING PERSON OO
(1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.
(2) All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,691,315 shares of Common Stock outstanding as of July 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on August 8, 2019.

SCHEDULE 13D

CUSIP No. 92531L207		Page 6 of 16 Pages

1	NAME OF REPORTING PERSON Lapetus Capital III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,086,703(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,086,703 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,086,703 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.01%(2)
14	TYPE OF REPORTING PERSON OO
(1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.
(2) All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,691,315 shares of Common Stock outstanding as of July 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on August 8, 2019.

SCHEDULE 13D
CUSIP No. 92531L207		Page 7 of 16 Pages

1	NAME OF REPORTING PERSON Atlas Capital Resources III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,086,703 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,086,703 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,086,703 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.01%(2)
14	TYPE OF REPORTING PERSON PN
(1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.
(2) All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,691,315 shares of Common Stock outstanding as of July 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on August 8, 2019.

SCHEDULE 13D
CUSIP No. 92531L207		Page 8 of 16 Pages

1	NAME OF REPORTING PERSON Atlas Capital GP III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,086,703 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,086,703 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,086,703 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.01%(2)
14	TYPE OF REPORTING PERSON PN

(1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.
(2) All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,691,315 shares of Common Stock outstanding as of July 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on August 8, 2019.

SCHEDULE 13D
CUSIP No. 92531L207		Page 9 of 16 Pages

1	NAME OF REPORTING PERSON Atlas Capital Resources GP III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,086,703 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,086,703 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,086,703 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.01%(2)
14	TYPE OF REPORTING PERSON OO
(1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.
(2) All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,691,315 shares of Common Stock outstanding as of July 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on August 8, 2019.

SCHEDULE 13D

CUSIP No. 92531L207		Page 10 of 16 Pages

1	NAME OF REPORTING PERSON Andrew M. Bursky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,491,707(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,491,707 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,491,707 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.18% (2)
14	TYPE OF REPORTING PERSON IN
(1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.
(2) All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,691,315 shares of Common Stock outstanding as of July 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on August 8, 2019.

SCHEDULE 13D
CUSIP No. 92531L207		Page 11 of 16 Pages

1	NAME OF REPORTING PERSON Timothy J. Fazio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,491,707 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,491,707 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,491,707 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.18%(2)
14	TYPE OF REPORTING PERSON IN
(1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.
(2) All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,691,315 shares of Common Stock outstanding as of July 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on August 8, 2019.

This Amendment No. 2 (“Amendment No. 2”) amends the Schedule 13D filed on September 20, 2019, (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D filed on October 1, 2019 (“Amendment No. 1” and the Original Schedule 13D, as amended, the “Schedule 13D”), and relates to Class A common stock, par value $0.01 per share (“Common Stock”), of Verso Corporation (the “Issuer”). The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 2. Capitalized terms used but not otherwise defined shall have the respective meanings ascribed to such terms in the Schedule 13D.

Item 2.     Identity and Background

Item 2(a)(i) of the Schedule 13D is hereby amended and restated as follows:

“(i) Lapetus Capital II LLC, a Delaware limited liability company (“Lapetus II”). Lapetus II is the direct record owner of 100 shares of Common Stock of the Issuer, and direct beneficial owner of 405,004 shares of Common Stock of the Issuer;”

Item 2(a)(v) of the Schedule 13D is hereby amended and restated as follows:

“(v) Lapetus Capital III LLC, a Delaware limited liability company (“Lapetus III”). Lapetus III is the direct beneficial owner of 2,086,703 shares of Common Stock of the Issuer;”

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended and restated as follows:
The 2,491,707 shares of Common Stock beneficially owned in the aggregate by the Reporting Persons were acquired in open market transactions. The Reporting Persons expended an aggregate of approximately $36.8 million to acquire the 2,491,707 shares of Common Stock reported as beneficially owned by them in this Schedule 13D, which purchases were made in part with working capital from capital contributions and/or funds from lines of credit in the ordinary course of business of certain of the Reporting Persons. No part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 5.	Interest in Securities of the Issuer
Items 5 (a) and (b) of the Schedule 13D are hereby amended and restated as follows:
In the aggregate, the Reporting Persons beneficially own, as of the date hereof, 2,491,707 shares of Common Stock, representing 7.18% of the outstanding shares. This amount includes 100 shares of Common Stock held in record by Lapetus II.
(i) Lapetus II has shared voting and dispositive power over 405,004 shares of Common Stock, including 100 shares of Common Stock held in record by Lapetus II, representing 1.17% of the outstanding shares;
(ii) ACR II has shared voting and dispositive power of 405,004 shares, in the aggregate, of Common Stock beneficially owned and held directly by Lapetus II, representing 1.17% of the outstanding shares;
(iii) AC GP II, by virtue of its status as the general partner of ACR II and certain other funds, has shared voting and dispositive power of 405,004 shares of Common Stock, representing 1.17% of the outstanding shares;
(iv) ACR GP II, by virtue of its status as the general partner of AC GP II, has shared voting and dispositive power of 405,004 shares of Common Stock, representing 1.17% of the outstanding shares;
(v) Lapetus III has shared voting and dispositive power over 2,086,703 shares of Common Stock, representing 6.01% of the outstanding shares;

(vi) ACR III has shared voting and dispositive power of 2,086,703 shares of Common Stock beneficially owned by Lapetus III, representing 6.01% of the outstanding shares;
(vii) AC GP III, by virtue of its status as the general partner of ACR III and certain other funds, has shared voting and dispositive power of 2,086,703 shares of Common Stock, representing 6.01% of the outstanding shares;
(viii) ACR GP III, by virtue of its status as the general partner of AC GP III, has shared voting and dispositive power of 2,086,703 shares of Common Stock, representing 6.01% of the outstanding shares;
(ix) each of Messrs. Bursky and Fazio, by virtue of his status as a manager and Managing Partner of ACR GP II and ACR GP III, has shared voting and dispositive power of 2,491,707 shares of Common Stock, representing 7.18% of the outstanding shares.
Each of the Reporting Persons expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such Reporting Person.
By virtue of the agreements and arrangements among the Reporting Persons and the Blue Wolf Persons described in this Schedule 13D, the Reporting Persons may be deemed members of a “group” (within the meaning of Rule 13d-5 under the Act) with the Blue Wolf Persons. Blue Wolf Capital Partners LLC, BW Coated LLC, Blue Wolf Capital Fund IV, L.P., Blue Wolf Capital Advisors IV, L.P., Blue Wolf Capital Advisors IV LLC and Adam Blumenthal (collectively, the “Blue Wolf Persons”) are filing a separate Schedule 13D reporting beneficial ownership of shares of Common Stock. Each of the Reporting Persons is responsible only for the information contained in this Schedule 13D and assumes no responsibility for information contained in any Schedule 13D or any amendment thereto filed by the Blue Wolf Persons.  The security interests reported in this Schedule 13D do not include security interests owned by the Blue Wolf Persons.  If the Reporting Persons and the Blue Wolf Persons are deemed to have formed a “group” (within the meaning of Rule 13d-5 under the Act), as of October 9, 2019 such group may be deemed to beneficially own an aggregate of 3,322,275 shares of Common Stock for the purpose of Rule 13d-3 under the Act, which would constitute approximately 9.58% of the issued and outstanding shares of Common Stock based on 34,691,315 shares of Common Stock outstanding as of July 31, 2019,  according to the Form 10-Q filed by the Issuer with the SEC on August 8, 2019.  The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock or other securities held by the Blue Wolf Persons.
Item 5(c) of the Schedule 13D is hereby supplemented with the following:
Set forth on Schedule I hereto is a description of transactions with respect to the Common Stock effected by the Reporting Persons since September 30, 2019, the filing date of Amendment No. 1 through October 9, 2019.  Other than pursuant to the Stock Purchase Agreement described below, all such transactions were effected in the open market, and per share prices do not include any commissions paid in connection with such transactions. Except as set forth on Schedule I, none of the persons named in response to paragraph (a) has effected any transaction in the Common Stock since October 9, 2019.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby supplemented with the following:

On October 7, 2019, Lapetus II and Lapetus III (together, the “Lapetus Entities”) entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with BW Coated LLC (“BW Coated”), pursuant to which the Lapetus Entities sold 395,905 shares of Common Stock of the Issuer to BW Coated.  For such shares, BW Coated paid an aggregate purchase price of $4,948,812.50 in cash at the closing and agreed to pay up to an additional $1,573,101.35 based on the subsequent sale of shares of Common Stock by BW Coated. The foregoing description of the Stock Purchase Agreement is a summary only and is qualified in its entirety by reference to the Stock Purchase Agreement which is filed as Exhibit 99.7 hereto and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

99.7	Stock Purchase Agreement, dated as of October 7, 2019, by and among Lapetus II, Lapetus III and BW Coated LLC.
 [Signatures on following page]

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2019	Lapetus Capital II LLC

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Vice President

Dated: October 10, 2019	Atlas Capital Resources II LP

By: Atlas Capital GP II LP, its general partner

By: Atlas Capital Resources GP II LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: October 10, 2019	Atlas Capital GP II LP
By: Atlas Capital Resources GP II LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: October 10, 2019	Atlas Capital Resources GP II LLC

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: October 10, 2019	Lapetus Capital III LLC

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Vice President

Dated: October 10, 2019	Atlas Capital Resources III LP

By: Atlas Capital GP II LP, its general partner

By: Atlas Capital Resources GP II LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: October 10, 2019	Atlas Capital GP III LP
By: Atlas Capital Resources GP II LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: October 10, 2019	Atlas Capital Resources GP III LLC

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: October 10, 2019	/a/ Andrew M. Bursky
Andrew M. Bursky

Dated: October 10, 2019	/s/ Timothy J. Fazio
Timothy J. Fazio

 SCHEDULE I

Reporting Person	Trade Date	Shares Purchased (Sold)	Price
Lapetus Capital III LLC	10/1/2019	111,086	$12.2736[1]
Lapetus Capital III LLC	10/2/2019	4,457	$12.2679[2]
Lapetus Capital III LLC	10/4/2019	9,652	$12.4715[3]
Lapetus Capital II LLC	10/7/2019	(126,398)	$12.5000
Lapetus Capital III LLC	10/7/2019	(269,507)	$12.5000
Lapetus Capital III LLC	10/7/2019	43,389	$12.4731[4]
Lapetus Capital III LLC	10/8/2019	73,935	$12.3797[5]
Lapetus Capital III LLC	10/9/2019	49,247	$12.2440[6]

_________________________
1 The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $12.14 to $12.50. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.
2 The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $12.14 to $12.50. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.
3 The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $12.41 to $12.50. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.
4 The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $12.39 to $12.50. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.
5 The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $12.26 to $12.50. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.
6 The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $12.07 to $12.37. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.